Exhibit 11. Statement Regarding Computation of  Earnings Per Common Share

	Year Ended June 30, 2001 ____________	Year Ended June 30, 2000 ____________
EQUIVALENT SHARES:
Weighted Average Shares Outstanding	2,648,205	2,739,966
Total Diluted Shares	2,671,933	2,753,593
Net Income	$ 3,483,901	$ 3,209,722
Less Preferred Stock Dividend	--	--
Income Available to Common Stockholders	$ 3,483,901	$ 3,209,722
Basic Earnings Per Share	$ 1.32	$ 1.17
Diluted Earnings Per Share	$ 1.30	$ 1.17